FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-208316

March 30, 2016

PRICING TERM SHEET

LANDMARK INFRASTRUCTURE PARTNERS LP

8.00% Series A Cumulative Redeemable Perpetual Preferred Units
(Liquidation Preference $25.00 per Unit)

Issuer:	Landmark Infrastructure Partners LP

Securities Offered:	8.00% Series A Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”).

Number of Units:	800,000 Series A Preferred Units.

Number of Option Units:	120,000 Series A Preferred Units.

Public Offering Price:	$25.00 per unit; $20,000,000 total (assuming no exercise of the underwriters’ option to purchase additional units).

Underwriting Discounts:	$0.7875 per unit; $630,000 total (assuming no exercise of the underwriters’ option to purchase additional units).

Maturity Date:	Perpetual (unless redeemed by the issuer on or after April 4, 2021 or in connection with a change of control).

Ratings:	The Series A Preferred Units will not be rated.

Trade Date:	March 30, 2016

Settlement Date:	April 4, 2016 (T+3)

Liquidation Preference:	$25.00 per Series A Preferred Unit, plus accumulated and unpaid distributions.

Distribution Rate:	8.00% per annum for cash payment, based on liquidation preference of $25.00 per Series A Preferred Unit.

Distribution Payment Dates:

The “Distribution Payment Dates” for the Series A Preferred Units will be the 15th day of January, April, July and October of each year, commencing on July 15, 2016. The initial distribution on the Series A Preferred Units will be paid on July 15, 2016 in an amount equal to $0.5611 per unit. Distributions on the Series A Preferred Units will accumulate at a rate of 8.00% per annum per $25.00 stated liquidation preference per Series A Preferred Unit.

Optional Redemption:

The Partnership shall have the option to redeem the Series A Preferred Units, in whole or in part, on or after April 4, 2021 or upon a change of control within 120 days after the first date on which such change of control occurs at the liquidation preference of $25 per unit, plus accrued but unpaid distributions.

Change of Control Conversion Unit Cap:	3.42231

CUSIP/ISIN:	51508J 207 / US51508J 2078

Joint Book-Running Managers:	RBC Capital Markets, LLC FBR Capital Markets & Co. Janney Montgomery Scott LLC Wunderlich Securities, Inc. Incapital LLC Oppenheimer & Co. Inc.

Listing:

The issuer intends to file an application to list the Series A Preferred Units on the NASDAQ Global Select Market under the symbol “LMRKP.” If the application is approved, trading of the Series A Preferred Units on the NASDAQ Global Select Market is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC at (866) 375-6829 or FBR Capital Markets & Co. at (703) 312-9726.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.